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Exhibit 12.1

	Year Ended December 31,					Three Months Ended March 31,
	2001	2000	1999	1998	1997	2002	2001
						(unaudited)
	(in thousands, except per share data)
Loss before income taxes	$(60,856)	$(8,793)	$(19,499)	$(16,827)	$(35,880)	$(56,451)	$(7,644)
Interest	259	39	438	530	711	574	255
Interest portion of rental expense	4,419	1,267	522	431	284	1,489	468

Earnings	$(56,179)	$(7,487)	$(18,540)	$(15,866)	$(34,886)	$(54,388)	$(6,922)
Interest	$259	$39	$438	$530	$711	$574	$255
Interest portion of rental expense	4,419	1,267	522	431	284	1,489	468

Fixed charges	$4,678	$1,306	$960	$961	$995	$2,063	$723
Deficiency of earnings to fixed charges	$(60,856)	$(8,793)	$(19,499)	$(16,827)	$(35,880)	$(56,451)	$(7,644)

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  Exhibit 12.1